

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 7, 2014

Matthew Carter
1900 K Street, N.W.
Washington, DC 20006

Re: Golub Capital BDC, Inc.
       Registration Statement on Form N-2
       File Numbers: 333-193308, 814-00794

Dear Mr. Carter:

Golub Capital BDC, Inc. (the "Fund") filed a shelf registration statement on January 10, 2014 (the "Registration Statement") under which it may offer up to $1,500,000,000 of shares of its common stock, preferred securities, warrants, subscription rights or debt securities (collectively, the "Securities"). The Securities may be offered at prices and on terms to be disclosed in one or more supplements to this Prospectus. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

Whenever a comment is made in one location, you should consider it applicable to all similar disclosure appearing elsewhere in the registration statement (including all future prospectus supplements). We have the following comments:

General

1. Please supplementally explain the types of debt the Fund plans to issue in subsequent offerings, and undertake that the Fund will inform the staff in advance of filing a proposed prospectus supplement disclosure for any offering of debt instruments.

2. Please identify the Fund's portfolio manager(s) and provide information regarding such person(s) required to be disclosed under Items 9(c) and Item 21.

3. Please include a section in the Prospectus that discusses investors' eligibility to purchase Securities.

4. Please specifically describe the Fund's use of derivatives in a manner customized to proposed Fund operations. The Division of Investment Management has recently made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] Please

---

[1] *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

Prospectus Summary

Page 1

1. Please revise the definition of "Credit Facility" to identify the borrower and disclose any amendments, the size of the facility, applicable interest rates and the facility's maturity date.

2. Please revise the definition of "Debt Securitization" to describe the securitization transaction, identify the securitization issuer, the amount of outstanding borrowings for each class of notes issued by the Securitization Issuer, the effective interest rate applicable to the notes and dates of issuance.

3. Please add definitions for "Revolver Funding", "Revolver" and "SLF" providing similar level of detail, including, with respect to SLF, the Fund's equity participation percentage and its commitment to fund subordinated notes.

4. Please confirm the list of consolidated subsidiaries, including whether Revolver Funding has been included in the Fund's consolidated financial statements.

5. Please use a consistent description of the types of investments targeted by the Fund throughout the Prospectus.

Page 2

1. Please explain that the Fund may invest in below investment grade bonds and unrated securities. Please define such securities as "junk" bonds. Please add a statement that senior secured loans in which the Funds invests may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

2. Please specify that for the purposes of calculating the Adviser's management fee, the Fund's average-adjusted gross assets includes assets purchased with borrowed funds and securitization-related assets.

3. Please describe the SLF investment committee and its decision-making process. Please disclose the Fund's percentage ownership of SLF's equity interests.

Page 6

1. In the "Conflicts of Interest" section, please disclose whether GC Capital is subject to any obligations to present investment opportunities to GC Advisors and describe any potential conflicts of interest that GC Capital faces in allocating such opportunities.

Please disclose the Fund's board review of the applicable allocation policies and code of ethics.

Fees and Expenses

Page 8

1. Please reconcile the expense ratio as stated in Note 11. Financial Highlights as of September 30, 2013 (page F-64) with the expense ratio as stated in the Fee and Expense Table. In addition, please inform the staff whether the table assumes the proceeds of the offering. If so, this should be disclosed in the footnotes to the table.

Risk Factors

Page 13

1. Please identify key individuals at GC Advisors whose departure may impact the Fund's financial condition materially.

Page 20

1. Please discuss risks presented by investments in PIK securities. Please disclose that:

    a. the higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

    b. even if accounting conditions were met, the borrower could still default when the Fund's actual collection is supposed to occur at the maturity of the obligation.

    c. PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

    d. PIK income may create may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing PIK income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, despite the fact that a distribution of PIK income comes from the cash invested by the shareholders, Section 19(a) of the Investment Company Act of 1940 (the "1940 Act") does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e. PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f. PIK securities create the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, but the Adviser will be under no obligation to reimburse the Fund for these fees.

Page 22

1. With respect to risks associated with the Debt Securitization, please disclose whether any incentive fees were earned in respect of the sale of the loans to Holdings. Disclose the conflicts of interest that the payment of such fees presents. Disclose how the Fund's board will monitor such conflicts.

2. Disclose any conflicts resulting from GC Advisors' acting as collateral manager to the Securitization Issuer. Disclose whether GC Adviser is covered by contractual indemnification provisions in its capacity as collateral manager and identify such provisions.

Page 28

1. In discussing the impact of new regulation on the Fund's operation, disclose whether the Fund (or any of its affiliates) is a commodity pool under the CFTC's recently amended rules. Please describe any exemption or exclusion from CPO registration on which the Adviser is relying, and any applicable portfolio restrictions.

Page 31

1. In discussing risks associated with debt securities in which the Fund invests, please disclose risks associated with investments in loans which may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

Use of Proceeds

Page 43

1. You state that the interest rate applicable to the Revolver is "either LIBOR plus 3.50% per annum or PrivateBank's prime rate plus 1.50% per annum through November 22, 2014 and LIBOR plus 2.50% per annum or PrivateBank's prime rate plus 0.50% per annum for the period subsequent to November 22, 2014." Please clarify the specific LIBOR rate used and how the interest rate is determined.

Selected Consolidated Financial Data

Page 46

1. Please specify whether the stated per share and total amounts of declared distributions are from net investment income or from capital gains.

Management Discussion and Analysis of Financial Condition, Results from Operations and Cash Flows

Page 49

1. As required by Item 9(f), disclose how organizational expenses will be amortized and the period over which amortization will occur.

Page 54

1. With respect to any total return swaps entered into by the Fund, the Fund must set aside an appropriate amount of segregated assets.[2] Please add a discussion disclosing the Fund's practices with respect to segregation. Please note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act.[3] Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Page 58

1. The disclosure states that "We believe that our existing cash and cash equivalents and available borrowings as of September 30, 2013 will be sufficient to fund our anticipated requirements through at least September 30, 2014." Please disclose any contingency plans if available funds turn out to be insufficient.

The Company

Page 77

1. Please indicate the source for your claim that Golub Capital "has been a Top 3 Traditional Middle Market Bookrunner each year from 2008 to 3Q 2013 for senior secured loans of up to $100 million for leveraged buyouts."

---

[2] *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979).
[3] *See* Investment Company Act Release No. 29776 (Aug. 31, 2011).

Management

Page 107

1. As required by Item 9(d), please disclose compensation to be paid to the Administrator under the Administration Agreement.

Management Agreements

Page 109

1. With respect to the two trusts that own all of the beneficial interests of GC Advisors, please disclose the general nature of their business. Please disclose the types of trusts and identify any persons who may remove or replace the trustees.

Payment of Our Expenses

Page 125

1. Specifically disclose in this section the expenses discussed in the Management's Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows (in lieu of only cross referencing this section).

2. The MD&A disclosure states the Fund bears "fees and expenses incurred by GC Advisors payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in monitoring our investments and performing due diligence on our prospective portfolio companies or otherwise relating to, or associated with, evaluating and making investments." In the discussion of these expenses, disclose specifically the categories of expenses that are covered, e.g. travel, lodging, research, etc. We may have additional comments.

Regulation

Page 157

1. Please describe any fundamental policies of the Fund in respect to the various matters listed in Item 17.

Part C

C-8

1. Since the terms of the actual offerings from this registration statement have not yet been authorized by the Fund's board of directors, it may be necessary for the Fund to undertake to file an unqualified legality or binding obligation opinion, as applicable,

and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.[4]

* * * * * *

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

---

[4] *See generally* SEC Division of Corporation Finance Staff Legal Bulletin No. 19 (October 14, 2011).

<center>*   *   *   *   *   *</center>

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser